[PASSAVE LETTERHEAD]

                                                                     May 5, 2006


VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

         Re:   Passave, Inc.-
               Registration Statement on Form S-1 (Registration No. 333-127830)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Passave, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-127830), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant has determined not to proceed with the registration and sale of its common stock at this time. No shares of common stock have been offered or sold under the Registration Statement.

         Please address any questions you may have to Anna T. Pinedo, Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, NY 10104, telephone number
(212) 468-8179, facsimile number (212) 468-7900.

         Thank you for your assistance with this matter.

                                                 PASSAVE,INC.


                                                 By: /s/ Victor Vaisleib
                                                     -------------------
                                                         Victor Vaisleib
                                                         Chief Executive Officer




cc:      PASSAVE, INC.
         Yaron Garmazi,
           Chief Financial Officer
         MORRISON & FOERSTER LLP
         James R. Tanenbaum